United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended

June 30, 2025

NEPTUNE REM, LLC

(Exact name of issuer as specified in its charter)

Delaware	92-1301404
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

30 N. Gould St. Suite R Sheridan WY 82801

(Full mailing address of principal executive offices)

970-634-9281

(Issuer’s telephone number, including area code)

TABLE OF CONTENTS

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

ITEM 2. OTHER INFORMATION

ITEM 3. FINANCIAL STATEMENTS

ITEM 4. EXHIBITS

 i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Realbricks Technologies (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the our expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Semiannual Report are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Realbricks Technologies Platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which, including the impact of macroeconomic trends, are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described in our Offering Circular as amended and filed with the Securities and Exchange Commission on September 23, 2025, pursuant to Rule 253(g) of Regulation A under the headings “Summary – Selected Risks Associated with Our Business” and “Risk Factors”, which are incorporated herein by reference. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

 ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Neptune REM (“Neptune REM, LLC,” “Neptune REM,” “Neptune,” “we,” “us,” “our,” or the “Company”) was incorporated in the State of Delaware on November 7, 2022. Neptune REM is an investment vehicle which intends to enable investors to access fractional ownership of specific long- and short- term, residential housing rental property, but will also, under certain circumstances, consider multi-family and commercial real estate assets such as self-storage, warehouse and industrial, office, hospitality and retail properties. This lowers the cost-of-entry and minimizes the time commitment for real estate investing. An investment in the Company entitles the investor to the potential economic and tax benefits normally associated with direct property ownership, while requiring no investor involvement in asset or property management.

Each of The Blanton Series LLC, The Dalmore Series LLC, The Stag Series LLC, The Woody Creek Series LLC, The Garrison Series, The Weller Series, and The Michter Series are referred to herein as our “Series.”

Terra Mint is the parent company of Neptune REM. Terra Mint is also the “Managing Member” of Neptune REM. Neptune REM is a real estate investment platform that allows individual investors to have direct access to quality long and short term residential rental estate investment opportunities and invest in individual rental properties. Currently, we are a wholly-owned subsidiary of Terra Mint.

Our Managing Member, Terra Mint, is the sole owner and operator of the Realbricks Technologies Platform, an online real estate investment marketplace, which may be found on the website: www.realbricks.com. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to the website. The information on the website is not and shall not be deemed to be incorporated into this Semiannual Report.

The Company has established separate Series for the holding of long and short term residential rental properties that have been acquired or are subject to acquisition by the Company and intends to continue these acquisitions for the future. Notably, the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular Series of the Company will be enforceable against the assets of the applicable Series only, and not against the assets of the Company. In addition, Neptune REM will manage all Series Assets related to the various Series including the sale of property, renting of the long or short term, residential housing rental property, maintenance and insurance.

Since its formation on November 7, 2022, our Company has been engaged primarily in acquiring properties for its Series’, and developing the financial offering and other materials to begin fundraising. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced.

Recent Developments

Sale of the Templeton Property and Liquidation of the Templeton Series LLC Assets

On November 7, 2024, the Company entered into a uniform purchase agreement (the “Templeton Uniform Purchase Agreement”) to sell the single-family home located at 1502 Jones St. Unit 309 Omaha, Nebraska 68102 (the “Templeton Property”) to a buyer for $405,000. Proceeds from the sale were used to partially repay the outstanding balance of the Templeton Series LLC promissory note with a principal amount of $406,299 (the “Templeton Promissory Note”). Following the sale of the Templeton Property, the Templeton Series LLC assets were liquidated.

The Realbrick Bonus Program

On April 10, 2025, the Company implemented its Realbricks Bonus Program (the “Bonus Program”). The Bonus Program provides new investors who meet the eligibility requirements set forth herein the chance to receive an additional $50 in Series Interests of the respective Series underlying their initial investment. For example, an initial investment in the Blanton Series LLC, would make the investor eligible to receive an additional $50 in Series Interests of Blanton Series LLC (each, a “Bonus”). To be eligible, new investors must: (i) have an active Realbricks account that has been verified; (ii) make an initial purchase of at least $100 in Series Interests on Realbricks through their Realbricks account; and (iii) enter their unique promotional code on the Realbricks platform. The Bonus is then credited to each investor’s Realbricks account. The Company has reserved $120,000 or 12,000 Series Interests for Bonuses and reward interests issuable under the Realbricks Friends and Family Reward Program (the “Reward Interests”, and together with the Bonuses, the “Promotional Interests”). The Bonus Program will remain open until the earlier of (i) the date that all reserved Promotional Interests have been issued, and (ii) December 31, 2025.

On September 23, 2025, the Company introduced a discretionary matching bonus under the Bonus Program. From time to time, the Company may issue a bonus that matches, in whole or in part, an eligible investor’s new investment in a Series with additional Series Interests of the same Series (a “Matching Bonus”). Unless otherwise stated in the applicable offer terms, the Matching Bonus: (i) is available only in connection with a new investor’s initial investment, (ii) is subject to the same $100 minimum investment, (iii) will be credited in Series Interests of the Series purchased, and (iv) may be combined with, or offered in lieu of, the $50 Bonus. The Company will disclose the applicable matching rate, maximm match per investor or per Series, any additional eligibility criteria, and the date of availability at the time any Matching Bonus is offered. The Company can allocate up to a maximum 10% of the Promotional Interests reserved for issuance under the Bonus Program to Matching Bonuses. Matching Bonuses are issued at the Company’s sole discretion, subject to availability, and count toward the total reserved Promotional Interests.

Terra Mint Leadership Changes

On June 1, 2025, Kevin Cottrell, co-founder of Terra Mint, resigned as Chief Executive Officer of Terra Mint and as a member of its board of directors. Effective immediately, Chris Gerardi, Chief Financial Officer of Terra Mint was appointed to succeed Mr. Cottrell as Terra Mint’s Chief Executive Officer. Before his appointment as Chief Executive Officer, Mr. Gerardi had served as Terra Mint’s Chief Operating Officer since August 2022. From May 2017 to May 2021, he founded and was the 70% owner of Mellivora, LLC (“Mellivora”), an apparel company selling unique photographic prints on women’s leggings. While at Mellivora, he was involved in operations, management, photography, vendor sourcing, licensing, e-commerce management, business and product development. Since April 2021, Mr. Gerardi has served on the board of directors of Terra Mint.

Expiration of the Realbricks Friends and Family Rewards Program

The Realbricks Friends and Family Reward Program (the “Rewards Program”) officially expired pursuant to its terms on June 30, 2025. The Rewards Program provided investors (“Referrers”) who satisfied certain eligibility requirements the opportunity to receive Reward Interests for referring a friend or family member (an “Eligible Recipient”) who opened an account on the Realbricks platform and invested in the offering. No more Reward Interests will be issued as a result of the expiration of the Rewards Program.

Sale of the Cedar Ridge Property

On July 3, 2025, the Company entered into a uniform purchase agreement (the “Cedar Ridge Uniform Purchase Agreement”) to sell the single family home located at 7927 N. 93rd St., Omaha, Nebraska (the “Cedar Ridge Property”) to a buyer for $350,000. Proceeds from the sale were used to partially repay the outstanding balance of the Cedar Ridge Series LLC promissory note with a principal amount of $400,300 (the “Cedar Ridge Promissory Note”). In the next 15-30 days, the Company intends to liquidate the Cedar Ridge Series LLC and allocate the proceeds towards repayment of the outstanding balance of the Cedar Ridge Promissory Note (as defined below).

New Series

The Garrison Series LLC

On August 11, 2025 Neptune established The Garrison Series LLC (the “Garrison Series”) whose assets will include a single-family home to be constructed at 7012 Cottonseed Dr., Princeton, Texas 75407, together with all improvements and appurtenances (the “Garrison Property”). On September 17, 2025, the Company and D.R. Horton, Inc. (the “Seller”) entered into a Purchase and Sale Agreement (the “Garrison Agreement”) for the conveyance of the Garrison Property. The total purchase price of the Garrison Property is $229,990. The Company has tendered refundable earnest money of $11,499 to be credited at closing. Under the terms of the Garrison Agreement, the Company is required to demonstrate it has sufficient financing to complete the cash purchase of the Garrison Property within 90 days of entering into the Garrison Agreement, or December 16, 2025. Therefore, the purchase and acquisition of the Garrison Property is subject to the full amount of the Garrison Series Interests in the offering being sold prior to December 16, 2025. If the Company fails to secure sufficient financing by December 16, 2025, the Company has the right to terminate the Garrison Agreement, in which case the Seller will return earnest money back to the Company and neither party will have any further obligation or liability under the Garrison Agreement. Assuming all of the Garrison Series Interests in the offering are sold, the Company expects closing to occur on or about December 31, 2025.

The Weller Series LLC

On August 11, 2025, Neptune established The Weller Series LLC (the “Weller Series”) whose assets will include a townhouse residence to be constructed at 405 Belgian Red Way, Wake Forest, North Carolina 27587, together with all improvements and appurtenances (the “Weller Property”). On September 18, 2025, the Company and Seller entered into a Home Purchase Agreement (the “Weller Agreement”) for the conveyance of the Weller Property. The total purchase price of the Weller Property is $282,760 comprised of (i) a $302,490 base price, (ii) a $4,000 lot premium, and (iii) a $23,730 special adjustment credit that is forfeitable if the Company defaults under the Weller Agreement. The Company has tendered non-refundable earnest money of $5,655 to be credited at closing. Under the terms of the Weller Agreement, the Company is required to demonstrate it has sufficient financing to complete the cash purchase of the Weller Property within 90 days of entering into the Weller Agreement, or December 17, 2025. Therefore, the purchase and acquisition of the Weller Property is subject to the full amount of the Weller Series Interests in the offering being sold prior to December 17, 2025. If the Company fails to secure sufficient financing by December 17, 2025, the Seller has the right to terminate the Weller Agreement, in which case the Seller will retain earnest money and neither the Company nor the Seller will have any further obligation or liability under the Weller Agreement. Assuming all of the Weller Series Interests in the offering are sold, the Company expects closing to occur on or about December 31, 2025.

The Michter Series LLC

On August 11, 2025, Neptune established The Michter Series LLC (the “Michter Series”) whose assets will include a townhouse residence to be constructed at 2089 Widgeon Point, Lebanon, Tennessee 37090, together with all improvements and appurtenances (the “Michter Property”). On September 16, 2025, the Company and Seller entered into a Home Purchase Agreement (the “Michter Agreement”) for the conveyance of the Michter Property. The total purchase price of the Michter Property is $299,990 comprised of (i) a $324,990 base price, net of (ii) a $25,000 special adjustment credit that is forfeitable if the Company defaults under the Michter Agreement. The Company has tendered non-refundable earnest money of $5,000 to be credited at closing. Under the terms of the Michter Agreement, the Company is required to demonstrate it has sufficient financing to complete the cash purchase of the Michter Property within 90 days of entering into the Michter Agreement, or December 11, 2025. If the Company fails to secure sufficient financing by December 11, 2025, the Seller has the right to terminate the Michter Agreement, in which case the Seller will retain earnest money and neither the Company nor the Seller will have any further obligation or liability under the Michter Agreement. Assuming all of the Michter Series Interests in the offering are sold, the Company expects closing to occur on or about December 15, 2025.

Emerging Growth Company

We may elect to become a public reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Operating Results

Revenues are generated at the series level. As of June 30, 2025, the Cedar Ridge Series, the Dalmore Series, the Templeton Series, the Woody Creek Series, the Stag Series, and the Blanton Series generated $5,775, $12,250, $0, $12,000, $0, and $14,767 in revenue, respectively. Revenue was not recognized for the Templeton Series due to the sale of the Templeton Property in November 2024. Revenue was not recognized for the Stag Series due to the former tenant’s failure to pay rent. Consolidated revenue for the six months ended June 30, 2025 and June 30, 2024 was $44,792 and $37,345, respectively.

For the six months ended June 30, 2025 and June 30, 2024, we incurred $81,899 and $133,726 in operating expenses, respectively. Each series will be responsible for its own operating expenses, such as property taxes, property insurance, and home ownership association fees beginning on the closing date of the offering of such series.

Liquidity and Capital Resources

As of June 30, 2025 and June 30, 2024, our Company maintained $4,440 and $22,760 in cash or cash equivalents, respectively, and no series of interests maintained any cash or cash equivalents. Each Series owes the amounts stated in their respective promissory notes payable to the Managing Manager (as set out below) and upon closing of each Series offering that income will be used to repay the accounts payable obligations to the Managing Member.

Each Series will repay any promissory notes or loans used to acquire its property with proceeds generated from the closing of the offering of such Series. No Series will have any obligation to repay a loan incurred by our Company to purchase a property for another Series.

On March 20, 2023, the Company established The Cedar Ridge Series LLC (the “Cedar Ridge Series”) for the purpose of acquiring residential property located at 7927 N. 93rd St., Omaha, Nebraska 68122, (“Cedar Ridge Property”). On March 20, 2023, the Cedar Ridge Property was transferred to the Cedar Ridge Series by the Managing Member. On July 3, 2025, the Cedar Ridge Property was sold to a buyer for $350,000. In the next 15-30 days, the Company intends to liquidate the Cedar Ridge Series and allocate the proceeds towards repayment of the outstanding balance of the Cedar Ridge Promissory Note.

On March 20, 2023, the Company established The Dalmore Series LLC (the “Dalmore Series”) for the purpose of acquiring residential property located at 7931 North 93rd Street, Omaha, Nebraska 68122, (“Dalmore Property”). On March 20, 2023, the Dalmore Property was transferred to the Dalmore Series by the Managing Member.

On March 20, 2023, the Company established The Templeton Series LLC (the “Templeton Series”) for the purpose of acquiring residential property located at 1502 Jones St. Unit 309 Omaha, Nebraska 68102, (“Templeton Property”). On March 20, 2023, the Templeton Property was transferred to the Templeton Series by the Managing Member. On November 7, 2024, the Company sold the Templeton Property to a buyer for $405,000. On February 5, 2025, the Templeton Series was liquidated and the proceeds were used to repay the outstanding balance of the Templeton Promissory Note.

On March 20, 2023, the Company established The Woody Creek Series LLC (the “Woody Creek Series”) for the purpose of acquiring residential property located at 16316 Saratoga St, Omaha, Nebraska 68116, (“Woody Creek Property”). On March 20, 2023, the Woody Creek Property was transferred to the Woody Creek Series by the Managing Member.

On January 12, 2024, the Company established The Blanton Series LLC (the “Blanton Series”) for the purpose of acquiring residential property located at 7923 N 93rd St, Omaha, Nebraska 68122, (“Blanton Property”). On January 12, 2024, the Blanton Property was transferred to the Blanton Series by the Managing Member.

On January 12, 2024, the Company established The Stag Series LLC (the “Stag Series”) for the purpose of acquiring residential property located at 7919 N 93rd St, Omaha, Nebraska 68122, (“Stag Property”). On January 12, 2024, the Stag Property was transferred to the Stag Series by the Managing Member.

On August 11, 2025, the Company established The Garrison Series LLC for the purpose of acquiring a residential property to be constructed at 7012 Cottonseed Dr., Princeton, Texas 75407.

On August 11, 2025, the Company established The Weller Series LLC for the purpose of acquiring a residential property to be constructed at 405 Belgian Red Way, Wake Forest, North Carolina 27587.

On August 11, 2025, the Company established The Michter Series LLC for the purpose of acquiring a residential property to be constructed at 2089 Widgeon Point, Lebanon, Tennessee 37090.

On March 20, 2023, the Cedar Ridge Series entered into the Cedar Ridge Promissory Note for a principal amount of $379,435. On March 20, 2023, the Dalmore Series entered into the Dalmore Promissory Note for a principal amount of $379,435. On March 20, 2023, the Templeton Series entered into the Templeton Promissory Note for a principal amount of $406,299. On March 20, 2023, the Woody Creek Series entered into the Woody Creek Promissory Note for a principal amount of $337,851. On January 12, 2024, the Blanton Series entered into the Blanton Promissory Note for a principal amount of $400,300. On January 12, 2024, the Stag Series entered into the Stag Promissory Note for a principal amount of $400,300 (the “Cedar Ridge Promissory Note,” the “Dalmore Promissory Note,” the “Templeton Promissory Note,” the “Woody Creek Promissory Note,” the “Blanton Promissory Note”, and the “Stag Promissory Note” are collectively referred to herein as the “Promissory Notes”). As of June 30, 2025, the principal outstanding balances of the Cedar Ridge Promissory Note, Dalmore Promissory Note, Templeton Promissory Note, Woody Creek Promissory Note, Stag Promissory Note, and Blanton Promissory Note were $379,435, $379,435, $51,636, $337,851, $400,300, and $400,300, respectively.

The Promissory Notes have a term of 18 months commencing from the date on which an Offering commences (“Maturity Date”). The Cedar Ridge Promissory Note, Dalmore Promissory Note, Templeton Promissory Note, and Woody Creek Promissory Note bear interest at 4.41% at the date of issuance and the Blanton Promissory Note and Stag Promissory Note bear interest at 4.89% at the date of issuance. The Promissory Notes, plus accrued interest, are repayable in full within 14 days of the Maturity Date. If we have not been able to raise sufficient funds through our Series’ Offering to repay the Promissory Notes and accrued interest in full, any outstanding balance due shall automatically convert into Series Interest of the related Series of such Promissory Note on the same terms as those offered to investors in that Series.

Trend Information

The Company has a limited operating history and has generated limited revenue from its operations. We have primarily generated revenue from renting to tenants long- and short-term residential housing. Under certain circumstances, we will condier multi-family and commercial real estate assets such as self-storage, warehouse, and industrial, office, and retail properties. Generally, the Company and Terra Mint have arranged for the purchase of a specific long- and short-term residential housing rental property either directly by the Series or by one of its parent companies. Recently, the Company and Terra Mint have also arranged for the purchases of specific long- and short-term residential housing rental properties, currently under development, by entering into home purchase agreements with the developer to secure an option to purchase the respective undeveloped property.

The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions, including but not limited to: recession, downturn or otherwise; government policies surrounding tenant rights; changes in the real estate market; and interest-rate fluctuations. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial condition and the results of its operations. For more information, see the section titled “Risk Factors” in our most recent Post-Qualification Amendment on Form 1-A POS.

ITEM 2. OTHER INFORMATION

The information contained in “Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operation – Overview – Recent Developments” is incorporated by reference as if fully set forth in this Item 2.

ITEM 3. FINANCIAL STATEMENTS

Neptune REM LLC and its Series

Unaudited Consolidated and Consolidating Financial Statements

As of June 30, 2025 and December 31, 2024 and for the Six Months Ended June 30, 2025 and 2024

Neptune REM LLC and its Series

Neptune REM LLC and its Series

Unaudited Consolidated and Consolidating Balance Sheets as of June 30, 2025

(Unaudited)

	Cedar Ridge	Dalmore	Templeton	Woody Creek	Stag	Blanton	Neptune REM	Consolidated
ASSETS
CURRENT ASSETS
Cash	$-	$-	$-	$-	$-	$-	$4,440	$4,440
Accounts receivable - related party	8,699	19,146	-	9,322	-	-	23,967	61,134
Escrow receivable	5,840	91,780	-	24,730	66,220	32,770	-	221,340
Deferred offering costs	22,284	22,284	22,284	22,284	3,946	3,946		97,028
Other receivables	-	-	-	-	-	241		241
TOTAL CURRENT ASSETS	36,823	133,210	22,284	56,336	70,166	36,957	28,407	384,183

REAL ESTATE ASSETS	355,000	355,000	-	319,998	360,000	360,000	-	1,749,998
Less: accumulated depreciation	(16,227)	(15,273)	-	(14,225)	(16,485)	(14,545)	-	(76,755)
REAL ESTATES ASSETS, NET	338,773	339,727	-	305,773	343,515	345,455	-	1,673,243

TOTAL ASSETS	$375,596	$472,937	$22,284	$362,109	$413,681	$382,412	$28,407	$2,057,426

LIABILITIES AND MEMBERS' DEFICIT
CURRENT LIABILITIES
Accounts payable	$10,439	$10,439	$-	$6,983	$11,991	$11,968	$-	$51,820
Accounts payable - related parties	61,737	61,737	87,491	60,273	53,137	40,380	28,597	393,352
Notes payable - related party	379,435	379,435	51,636	337,851	400,300	400,300	-	1,948,957
Accrued liabilities	-	-	1,195	-	-	-	-	1,195
TOTAL CURRENT LIABILITIES	451,611	451,611	140,322	405,107	465,428	452,648	28,597	2,395,324

LONG-TERM DEBT
Security deposits	-	2,750	-	-	2,875	2,416	-	8,041
TOTAL LONG-TERM DEBT	-	2,750	-	-	2,875	2,416	-	8,041

TOTAL LIABILITIES	451,611	454,361	140,322	405,107	468,303	455,064	28,597	2,403,365

MEMBERS' EQUITY (DEFICIT)	(76,015)	18,576	(118,038)	(42,998)	(54,622)	(72,652)	(190)	(345,939)

TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$375,596	$472,937	$22,284	$362,109	$413,681	$382,412	$28,407	$2,057,426

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

Neptune REM LLC and its Series

Audited Consolidated and Consolidating Balance Sheets as of December 31, 2024

(Audited)

	Cedar Ridge	Dalmore	Templeton	Woody Creek	Stag	Blanton	Neptune REM	Consolidated
ASSETS
CURRENT ASSETS
Cash	$-	$-	$-	$-	$-	$-	$20,553	$20,553
Escrow receivable	2,830	2,600	-	2,010	15,490	5,940	-	28,870
Rent receivable	-	2,750	-	-	4,338	-	-	7,088
Deferred offering costs	22,284	22,284	22,284	22,284	3,946	3,946	-	97,028
TOTAL CURRENT ASSETS	25,114	27,634	22,284	24,294	23,774	9,886	20,553	153,539

REAL ESTATE ASSETS	355,000	355,000	-	319,998	360,000	360,000	-	1,749,998
Less: accumulated depreciation	(10,500)	(9,545)	-	(8,891)	(10,667)	(8,727)	-	(48,330)
TOTAL PROPERTY	344,500	345,455	-	311,107	349,333	351,273	-	1,701,668
								-
TOTAL ASSETS	$369,614	$373,089	$22,284	$335,401	$373,107	$361,159	$20,553	$1,855,207

LIABILITIES AND MEMBER'S DEFICIT
CURRENT LIABILITIES
Accounts payable	$6,959	$6,959	$-	$4,655	$7,994	$7,978	$-	$34,545
Accounts payable - related parties	38,530	42,375	74,871	50,279	30,220	29,359	20,743	286,377
Notes payable - related party	379,435	379,435	61,406	337,851	400,300	400,300	-	1,958,727
Accrued liabilities	-	-	1,195	-	-	-	-	1,195
Deferred revenue	3,065	-	-	-	-	9,667	-	12,732
TOTAL CURRENT LIABILITIES	427,989	428,769	137,472	392,785	438,514	447,304	20,743	2,293,576

LONG-TERM DEBT
Security deposits	2,750	2,750	-	-	2,875	2,416	-	10,791
TOTAL LONG-TERM DEBT	2,750	2,750	-	-	2,875	2,416	-	10,791

TOTAL LIABILITIES	430,739	431,519	137,472	392,785	441,389	449,720	20,743	2,304,367

MEMBER'S DEFICIT	(61,125)	(58,430)	(115,188)	(57,384)	(68,282)	(88,561)	(190)	(449,160)

TOTAL LIABILITIES AND MEMBER'S DEFICIT	$369,614	$373,089	$22,284	$335,401	$373,107	$361,159	$20,553	$1,855,207

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

Neptune REM LLC and its Series

Unaudited Consolidated and Consolidating Statements of Operations

For the Six Months Ended June 30, 2025

(Unaudited)

	Cedar Ridge	Dalmore	Templeton	Woody Creek	Stag	Blanton	Neptune REM	Consolidated
REVENUE	$5,775	$12,250	$-	$12,000	$-	$14,767	$-	$44,792

OPERATING EXPENSES
Depreciation	5,727	5,727	-	5,335	5,818	5,818	-	28,425
Taxes and licenses	3,480	3,480	-	2,328	3,997	3,989	-	17,274
Accounting fees	2,580	2,580	-	2,580	2,580	2,580	-	12,900
Insurance	1,008	1,008	-	-	1,087	1,087	-	4,190
Bad debt	-	-	-	-	4,338	-	-	4,338
Repairs and maintenance	1,538	1,873	330	1,688	7,877	1,466	-	14,772
TOTAL OPERATING EXPENSES	14,333	14,668	330	11,931	25,697	14,940	-	81,899

INCOME/(LOSS) FROM OPERATIONS	(8,558)	(2,418)	(330)	69	(25,697)	(173)	-	(37,107)

OTHER EXPENSES
Interest expense	(9,120)	(9,120)	(1,133)	(8,120)	(10,366)	(10,366)	-	(48,225)
TOTAL OTHER EXPENSES	(9,120)	(9,120)	(1,133)	(8,120)	(10,366)	(10,366)	-	(48,225)

NET LOSS	$(17,678)	$(11,538)	$(1,463)	$(8,051)	$(36,063)	$(10,539)	$-	$(85,332)

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

Neptune REM LLC and its Series

Unaudited Consolidated and Consolidating Statements of Operations

For the Six Months Ended June 30, 2024

(Unaudited)

	Cedar Ridge	Dalmore	Templeton	Woody Creek	Stag	Blanton	Neptune REM	Consolidated
REVENUE	$8,250	$8,250	$-	$7,388	$8,625	$4,832	$-	$37,345

OPERATING EXPENSES
Accounting fees	6,119	6,119	6,118	6,118	6,118	6,118	-	36,710
Sourcing fee	-	-	-	-	18,000	18,000	-	36,000
Contract labor	3,669	3,669	3,669	3,669	3,669	3,669	-	22,014
Depreciation	4,773	3,818	-	3,556	4,848	2,909	-	19,904
Taxes and licenses	2,920	2,920	3,874	3,037	1,724	1,902	-	16,377
HOA fees	-	-	2,391	-	-	-	-	2,391
Franchise tax	50	50	50	50	50	50	-	300
Bank fees & service charges	-	-	-	-	-	-	30	30
TOTAL OPERATING EXPENSES	17,531	16,576	16,102	16,430	34,409	32,648	30	133,726

LOSS FROM OPERATIONS	(9,281)	(8,326)	(16,102)	(9,042)	(25,784)	(27,816)	(30)	(96,381)

OTHER EXPENSES
Interest expense	(8,727)	(8,727)	(9,345)	(8,771)	(8,515)	(8,515)	-	(52,600)
TOTAL OTHER EXPENSES	(8,727)	(8,727)	(9,345)	(8,771)	(8,515)	(8,515)	-	(52,600)

NET LOSS	$(18,008)	$(17,053)	$(25,447)	$(17,813)	$(34,299)	$(36,331)	$(30)	$(148,981)

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

Neptune REM LLC and its Series

Unaudited Consolidated and Consolidating Statements of Members’ Deficit

For the Six Months Ended June 30, 2025 and 2024

(Unaudited)

	Cedar Ridge	Dalmore	Templeton	Woody Creek	Stag	Blanton	Neptune REM	Consolidated
MEMBER'S EQUITY (DEFICIT) AT JANUARY 1, 2024	$(43,471)	$(43,471)	$(43,142)	$(35,727)	$-	$-	$(190)	$(166,001)
Distributions	-	-	-	-	(22,300)	(22,300)	-	(44,600)
Net loss	(18,008)	(17,053)	(25,447)	(17,813)	(34,299)	(36,331)	(30)	(148,981)
								-
MEMBER'S EQUIY (DEFICIT) AT JUNE 30, 2024	$(61,479)	$(60,524)	$(68,589)	$(53,540)	$(56,599)	$(58,631)	$(220)	$(359,582)

	Cedar Ridge	Dalmore	Templeton	Woody Creek	Stag	Blanton	Neptune REM	Consolidated
MEMBER'S EQUITY (DEFICIT) AT JANUARY 1, 2025	$(61,125)	$(58,430)	$(115,188)	$(57,384)	$(68,282)	$(88,561)	$(190)	$(449,160)
Contributions	3,014	89,180	-	22,721	50,730	26,827	13,936	206,408
Distributions	(226)	(636)	(1,387)	(284)	(1,007)	(379)	(13,936)	(17,855)
Net loss	(17,678)	(11,538)	(1,463)	(8,051)	(36,063)	(10,539)	-	(85,332)

MEMBER'S EQUITY (DEFICIT) AT JUNE 30, 2025	$(76,015)	$18,576	$(118,038)	$(42,998)	$(54,622)	$(72,652)	$(190)	$(345,939)

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

Neptune REM LLC and its Series

Unaudited Consolidated and Consolidating Statements of Cash Flows

For the Six Months Ended June 30, 2025

(Unaudited)

	Cedar Ridge	Dalmore	Templeton	Woody Creek	Stag	Blanton	Neptune REM	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(17,678)	$(11,538)	$(1,463)	$(8,051)	$(36,063)	$(10,539)	$-	$(85,332)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	5,727	5,727	-	5,335	5,818	5,818	-	28,425
Bad debts	-	-	-	-	4,338	-	-	4,338
Change in assets and liabilities that provided (used) cash:
Rent receivable	-	2,750	-	-	-	-	-	2,750
Escrow receivable	(3,010)	(89,180)	-	(22,720)	(50,730)	(26,830)	-	(192,470)
Accounts receivable - related party	(8,699)	(19,146)	-	(9,322)	-	-	(23,967)	(61,134)
Other receivables	-	-	-	-	-	(241)	-	(241)
Accounts payable	3,480	3,480	-	2,328	3,997	3,990	-	17,275
Accounts payable - related party	23,207	19,363	12,620	9,993	22,917	11,021	7,854	106,975
Deferred revenue	(3,065)	-	-	-	-	(9,667)	-	(12,732)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(38)	(88,544)	11,157	(22,437)	(49,723)	(26,448)	(16,113)	(192,149)

CASH FLOWS FROM INVESTING ACTIVITIES
Security deposits	(2,750)	-	-	-	-	-	-	(2,750)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(2,750)	-	-	-	-	-	-	(2,750)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contributions	3,014	89,180	-	22,721	50,730	26,827	13,936	206,408
Capital distributions	(226)	(636)	(1,387)	(284)	(1,007)	(379)	(13,936)	(17,855)
Payments on notes payable - related party	-	-	(9,770)	-	-	-	-	(9,770)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	2,788	88,544	(11,157)	22,437	49,723	26,448	-	178,783

NET CHANGE IN CASH	-	-	-	-	-	-	(16,113)	(16,113)
CASH AT BEGINNING OF YEAR	-	-	-	-	-	-	20,553	20,553

CASH AT END OF YEAR	$-	$-	$-	$-	$-	$-	$4,440	$4,440

Supplemental disclosure of cash flow information:

Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$9,120	$9,120	$1,133	$8,120	$10,366	$10,366	$-	$48,225

Supplemental disclosure of non-cash investing and financing activities:
Subscriptions receivable from escrow	$5,840	$91,780	$-	$24,730	$66,220	$32,770	$-	$221,340

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

Neptune REM LLC and its Series

Unaudited Consolidated and Consolidating Statements of Cash Flows

For the Six Months Ended June 30, 2024

(Unaudited)

	Cedar Ridge	Dalmore	Templeton	Woody Creek	Stag	Blanton	Neptune REM	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(18,008)	$(17,053)	$(25,447)	$(17,813)	$(34,299)	$(36,331)	$(30)	$(148,981)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Cost paid by Manager on Company's behalf	-	-	-	-	18,000	18,000	-	36,000
Depreciation	4,773	3,818	-	3,556	4,848	2,909	-	19,904
Change in liabilities that provided cash:
Accounts receivable	-	-	-	-	(6,432)	(2,537)	-	(8,969)
Accounts payable	2,920	2,920	11,438	8,571	5,171	5,706	(1,043)	35,683
Accounts payable - related party	7,565	(16,602)	12,109	3,686	9,837	9,837	22,980	49,412
Security deposits	2,750	2,750	1,900	2,000	2,875	2,416	-	14,691
Deferred revenues	-	24,167	-	-	-	-	-	24,167
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	-	-	-	-	-	-	21,907	21,907

NET CHANGE IN CASH	-	-	-	-	-	-	21,907	21,907
CASH AT BEGINNING OF YEAR	-	-	-	-	-	-	853	853

CASH AT END OF YEAR	$-	$-	$-	$-	$-	$-	$22,760	$22,760

Supplemental disclosure of cash flow information:

Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$8,727	$8,727	$9,345	$8,771	$8,515	$8,515	$-	$52,600

Supplemental disclosure of non-cash investing and financing activities:
Acquisition of property from Manager in exchange for note payable	$-	$-	$-	$-	$360,000	$360,000	$-	$720,000
Sourcing fee paid by note payable to Manager	$-	$-	$-	$-	$18,000	$18,000	$-	$36,000
Deemed distributions to Manager from the acquistion of property paid by note payable to Manager	$-	$-	$-	$-	$22,300	$22,300	$-	$44,600

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

Neptune REM LLC and its Series

Notes to Consolidated and Consolidating Financial Statements

As of June 30, 2025 and December 31, 2024 and for the Six Months Ended June 30, 2025 and 2024 (Unaudited)

1.	NATURE OF OPERATIONS

Neptune REM LLC, (the “Company”) was formed in the State of Delaware as a series limited liability company on November 7, 2022, and is a wholly-owned subsidiary of Terra Mint Group Corp (“Terra Mint”, the “Manager,” or the “Managing Member”), a Wyoming corporation. The Company’s business plan is to purchase and manage residential rental properties and offer non-accredited investors the opportunity to acquire fractional ownership of real estate assets through the Company and its Series. The Company and each series are dependent upon additional capital resources for the commencement of its planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s and its Series’ planned principal operations or failing to profitably operate the business.

On March 20, 2023, the following Series LLCs were formed under the laws of Delaware as series of Neptune REM LLC:

•	The Cedar Ridge Series LLC (“Series Cedar Ridge”)
•	The Woody Creek Series LLC (“Series Woody Creek”)
•	The Dalmore Series LLC (“Series Dalmore”)
•	The Templeton Series LLC (“Series Templeton”)

On January 12, 2024, the following Series LLCs were formed under the laws of Delaware as series of Neptune REM LLC:

•	The Stag Series LLC (“Series Stag”)
•	The Blanton Series LLC (“Series Blanton”)

The Series Templeton’s property was sold during the year ended December 31, 2024.

Terra Mint (“Manager”) is the sole and managing member of the Company and each of its Series.

2.	GOING CONCERN

Our consolidated and consolidating financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplate the realization of assets and the liquidation of liabilities in the normal course of business. The Company and each listed Series had a lack of liquid assets, nominal cash, and limited operations since inception. For the periods ended June 30, 2025 and 2024, the Company and each listed Series had consolidated losses of $85,332 and $148,981, respectively. As of June 30, 2025 and 2024, the Company had consolidated working capital deficits of $2,011,141 and $156,365, and had members’ deficits of $345,939 and $359,582, all respectively, and was yet to establish a business capable of generating sustained profits to fund its own operating and working capital requirements. These factors, among others, raise substantial doubt about the Company and each Series’ ability to continue as a going concern. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company and each Series be unable to continue as a going concern. The Company and each Series’ ability to continue as a going concern is dependent upon their ability to raise additional debt or equity funding to meet our ongoing operating expenses and ultimately to establish a profitable business able to fund their own operating and working capital requirements. No assurances can be given that the Company and each Series will be successful in achieving these objectives.

Neptune REM LLC and its Series

Notes to Consolidated and Consolidating Financial Statements

As of June 30, 2025 and December 31, 2024 and for the Six Months Ended June 30, 2025 and 2024 (Unaudited)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated and consolidating financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). We have selected December 31 as our financial year end. The consolidated and consolidating financial statements for the as of June 30, 2025 and December 31, 2024, an for the six months ended June 30, 2025 and 2024, are presented using the accrual basis of accounting. Revenue is recognized when earned and expenses are recognized as they are incurred. The Company and each of its Series listed use the cash method of accounting for income tax purposes.

Unaudited Interim Financial Information

The accompanying consolidated and consolidating balance sheets as of June 30, 2025 and the consolidated and consolidating statements of operations, statements of changes in members’ equity (deficit) and cash flows for the six-months ended June 30, 2025, and 2024 are unaudited. The unaudited interim consolidated and consolidating financial statements have been prepared on the same basis as the audited annual consolidated and consolidating financial statements and, in the opinion of management reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company's financial position as of June 30, 2025 and the results of its operations and its cash flows for the six-months ended June 30, 2025 and 2024. The financial data and other information disclosed in these notes related to the six-months ended June 30, 2025, and 2024 are also unaudited. The results for the six-month period ended June 30, 2025, are not necessarily indicative of results to be expected for the year ending December 31, 2025, any other interim periods, or any future year or period.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of Neptune REM LLC and each Series listed in Note 1 (collectively the “Series”). All inter-company transactions and balances have been eliminated in consolidation.

Neptune REM LLC and its Series

Notes to Consolidated and Consolidating Financial Statements

As of June 30, 2025 and December 31, 2024 and for the Six Months Ended June 30, 2025 and 2024 (Unaudited)

Use of Estimates

The presentation of consolidated and consolidating financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company and each Series consider all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. The carrying amount approximates fair value due to the relatively short period to maturity of these instruments.

The Company maintains cash balances in a non-interest-bearing account that currently did not exceed federally insured limits as of June 30, 2025 and 2024.

Receivables and Credit Policy

Trade receivables from tenants are uncollateralized customer obligations due under normal trade terms, stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assess the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited.

Accounts receivable as of June 30, 2025 amounted to $0. During the six-month period ended June 30, 2025, the Company wrote off $4,338 of accounts receivable based on the management's assessment that the amounts were uncollectible after considering the age of the receivables, past collection experience, and other relevant factors.

As of December 31, 2024, the Company had $7,088 in accounts receivable.

Fair Value Measurements

ASC topic 820, Fair Value Measurements and Disclosures (“ASC 820”), provides a comprehensive framework for measuring fair value and expands disclosures which are required about fair value measurements. Specifically, ASC 820 sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs. ASC 820 defines the hierarchy as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reported date. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as equities listed on the New York Stock Exchange.

Neptune REM LLC and its Series

Notes to Consolidated and Consolidating Financial Statements

As of June 30, 2025 and December 31, 2024 and for the Six Months Ended June 30, 2025 and 2024 (Unaudited)

Level 2 – Pricing inputs are other than quoted prices in active markets but are either directly or indirectly observable as of the reported date. The types of assets and liabilities in Level 2 are typically either comparable to actively traded securities or contracts or priced with models using highly observable inputs.

Level 3 – Significant inputs to pricing that are unobservable as of the reporting date. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgement or estimation, such as complex and subjective models and forecasts used to determine the fair value of financial transmission rights.

Our financial instruments consist of a loan from a related party and residential real estate rental properties. The carrying amount of the loans from a related party approximates its fair values because of its short-term maturity. The properties are recorded at cost and are considered level 3 investments due to the lack of observable input data used in the appraisal process for impairment analysis.

Expense Allocation

The Company and each of its Series allocate expenses among series based on the nature of each expense. These allocations are performed systematically to reasonably reflect the expenses associated with each Series.

Real Estate Assets

Real estate assets consist of residential rental real estate. These assets are recorded at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of 27.5 years. Expenditures for major renewals and betterments that extend the useful lives of fixed assets are capitalized. Expenditures for routine maintenance and repairs are charged to expenses as incurred. The Company and each of its Series have adopted a policy to capitalize all assets with a cost greater than $1,000 and a useful life over 1 year. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the account, and any resulting gain or loss is recognized in income for the period.

Impairment of Assets

The Company and each Series, using its best estimates based on reasonable and supportable assumptions and projections, review the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. There were no losses or asset impairments recorded during the periods ended June 30, 2025 and 2024.

Neptune REM LLC and its Series

Notes to Consolidated and Consolidating Financial Statements

As of June 30, 2025 and December 31, 2024 and for the Six Months Ended June 30, 2025 and 2024 (Unaudited)

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, service has been performed, the fee is fixed or determinable, and collectability is probable. Revenue generally is recognized net of allowances for returns, contractual adjustments, and any taxes collected from customers and subsequently remitted to governmental authorities. We apply the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

Step 1: Identify the contract(s) with customers.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to performance obligations.

Step 5: Recognize revenue when the entity satisfies a performance obligation.

The Company recognizes rental income from its portfolio of single-family residential homes in accordance with ASC 842, Leases. Rental income is recognized on a straight-line basis over the term of the lease, beginning at the lease commencement date, which is generally the date the tenant obtains control of the property. The lease agreements may include fixed monthly rent, as well as variable charges for items such as utilities, landscaping, maintenance services, and late fees. Tenants have the option to pay rent in advance, in which case, the Company records deferred revenue for the prepayment, and recognize revenue as performance obligations are met.

Advertising

Advertising costs are expensed to operations as they are incurred. There were no advertising costs incurred during the periods ended June 30, 2025 and 2024.

Stock-Based Compensation

The cost of equity instruments issued to employees and non-employees in return for goods and services is measured by the grant date fair value of the equity instruments issued in accordance with ASC 718, Compensation – Stock Compensation. The related expense is recognized as services are rendered or vesting periods elapse.

Organizational Costs

In accordance with FASB ASC 270, Organization Costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Neptune REM LLC and its Series

Notes to Consolidated and Consolidating Financial Statements

As of June 30, 2025 and December 31, 2024 and for the Six Months Ended June 30, 2025 and 2024 (Unaudited)

Deferred Offering Costs

The Company and each Series complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ deficit upon the completion of an offering or to expense if the offering is not completed.

Deferred offering costs as of June 30, 2025 and December 31, 2024, are as follows:

Series	June 30, 2025	December 31, 2024
Cedar Ridge	$22,284	$22,284
Dalmore	22,284	22,284
Templeton	22,284	22,284
Woody Creek	22,284	22,284
Stag	3,946	3,946
Blanton	3,946	3,946
Neptune Rem	-	-
Total	$97,028	$97,028

Earnings/(Loss) per Membership Interest

Upon completion of an offering, each Series intends to comply with accounting and disclosure requirement of ASC Topic 260, “Earnings per Share.” For each Series, earnings (loss) per membership interest (“EPMI”) will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding membership interests in that particular Series during the period.

Income Taxes

The Company and each Series have elected to be taxed as a corporation. Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of accounting and depreciation for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Each individual series records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets, primarily resulting from net operating loss carryforwards (“NOLs”), will not be realized. On a total consolidated basis, the Company’s and each Series’ NOLs as of June 30, 2025 and December 31, 2024 were approximately $522,345 and $437,013, respectively, which produced net deferred tax assets of $147,562 and $123,456, using the Company’s and each Series’ estimated future effective tax rate of 28.25%, as detailed in the tables below.

Neptune REM LLC and its Series

Notes to Consolidated and Consolidating Financial Statements

As of June 30, 2025 and December 31, 2024 and for the Six Months Ended June 30, 2025 and 2024 (Unaudited)

The 28.25% rate is calculated using the federal corporate tax rate of 21% plus the effective state tax rate of 7.25%.

Series	NOL Balance as of June 30, 2025	Deferred Tax Assets from NOLs as of June 30, 2025	Valuation Allowance	Net Deferred Tax Assets as of June 30, 2025
Cedar Ridge	$75,266	$21,263	$(21,263)	$-
Dalmore	66,201	18,702	(18,702)	-
Templeton	114,352	32,304	(32,304)	-
Woody Creek	65,602	18,533	(18,533)	-
Stag	79,535	22,469	(22,469)	-
Blanton	64,740	18,289	(18,289)	-
Neptune REM	56,649	16,003	(16,003)	-
Total	$522,345	$147,562	$(147,562)	$-

Series	NOL Balance as of December 31, 2024	Deferred Tax Assets from NOLs as of December 31, 2024	Valuation Allowance	Net Deferred Tax Assets as of December 31, 2024
Cedar Ridge	$57,588	$16,269	$(16,269)	$-
Dalmore	54,663	15,442	(15,442)	-
Templeton	112,889	31,891	(31,891)	-
Woody Creek	57,551	16,258	(16,258)	-
Stag	43,472	12,281	(12,281)	-
Blanton	54,201	15,312	(15,312)	-
Neptune REM	56,649	16,003	(16,003)	-
Total	$437,013	$123,456	$(123,456)	$-

Under ASC 740-10-50 these conditions stated above are income tax position subject to evaluation regarding the possibility of the position being overturned upon examination by a taxing authority. Management believes these positions will not be overturned. No interest or penalties related to income taxes have been recognized in the statement of operations or statement of financial position. The Company uses a calendar year-end for income tax reporting purposes, and tax years back to and including the tax year ended December 31, 2022, are subject to examination by major taxing jurisdictions.

Recently Issued and Adopted Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements and each Series' financial statements. As new accounting pronouncements are issued, the Company and each Series will adopt those that are applicable under the circumstances.

Neptune REM LLC and its Series

Notes to Consolidated and Consolidating Financial Statements

As of June 30, 2025 and December 31, 2024 and for the Six Months Ended June 30, 2025 and 2024 (Unaudited)

4.	REAL ESTATE ASSETS

Real estate assets as of June 30, 2025 consisted of the following:

Description	Cedar Ridge	Dalmore	Templeton	Woody Creek
Land	$40,000	$40,000	$-	$26,600
Building	315,000	315,000	-	293,398
Total property	355,000	355,000	-	319,998
Less: accumulated depreciation	(16,227)	(15,273)	-	(14,225)
Property, net	$338,773	$339,727	$-	$305,773

Description	Stag	Blanton	Neptune Rem	Consolidated
Land	$40,000	$40,000	$-	$186,600
Building	320,000	320,000	-	1,563,398
Total property	360,000	360,000	-	1,749,998
Less: accumulated depreciation	(16,485)	(14,545)	-	(76,755)
Property, net	$343,515	$345,455	$-	$1,673,243

Real estate assets as of December 31, 2024 consisted of the following:

Description	Cedar Ridge	Dalmore	Templeton	Woody Creek
Land	$40,000	$40,000	$-	$26,600
Building	315,000	315,000	-	293,398
Total property	355,000	355,000	-	319,998
Less: accumulated depreciation	(10,500)	(9,545)	-	(8,891)
Property, net	$344,500	$345,455	$-	$311,107

Description	Stag	Blanton	Neptune Rem	Consolidated
Land	$40,000	$40,000	$-	$186,600
Building	320,000	320,000	-	1,563,398
Total property	360,000	360,000	-	1,749,998
Less: accumulated depreciation	(10,667)	(8,727)	-	(48,330)
Property, net	$349,333	$351,273	$-	$1,701,668

Land is recorded at the assessed value of the parcel, based on the respective counties’ most recent assessment. Depreciation expense was $28,425 and $19,904 for the periods ended June 30, 2025 and 2024, respectively. The properties were acquired from the Company’s and each Series’ Manager and recorded at the Manager’s historic costs, with the difference between such and the agreed-upon purchase price being recorded as a deemed distribution to the Manager.

The land and building associated with the Templeton Series was sold during the year ended December 31, 2024. A gain of $31, 789 was recorded for the year ended December 31, 2024 on the sale of the real estate asset.

Neptune REM LLC and its Series

Notes to Consolidated and Consolidating Financial Statements

As of June 30, 2025 and December 31, 2024 and for the Six Months Ended June 30, 2025 and 2024 (Unaudited)

5.	RELATED PARTY TRANSACTIONS

The Company and each Series is managed by Terra Mint, a Wyoming corporation and the managing member (the “Manager”). Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company and each Series. The Company and each Series purchased the real estate assets described in Note 4 from the Manager.

As of December 31, 2025 and 2024, the Company and its Series had the following related party balances due to the Manager:

As of June 30, 2025	Cedar Ridge	Dalmore	Templeton	Woody Creek
Accounts payable	$34,968	$34,968	$69,659	$36,439
Notes payable	379,435	379,435	61,406	337,851
Interest payable *	26,769	26,769	17,832	23,834

As of June 30, 2025	Stag	Blanton	Neptune Rem	Consolidated
Accounts payable	$23,395	$10,638	$28,597	$238,664
Notes payable	400,300	400,300	-	1,948,957
Interest payable *	29,742	29,742	-	154,688

As of December 31, 2024	Cedar Ridge	Dalmore	Templeton	Woody Creek
Accounts payable	$20,881	$24,726	$58,172	$34,565
Notes payable	379,435	379,435	61,406	337,851
Interest payable *	17,649	17,649	16,699	15,714

As of December 31, 2024	Stag	Blanton	Neptune Rem	Consolidated
Accounts payable	$10,844	$9,983	$20,743	$179,914
Notes payable	400,300	400,300	-	1,958,727
Interest payable *	19,376	19,376	-	106,463

* Interest payable is included in the accounts payable – related party caption on the balance sheets.

Refer to Note 6 for the terms associated with the notes payable and the interest expense incurred as of June 30, 2025 and December 31, 2024.

Neptune REM LLC and its Series

Notes to Consolidated and Consolidating Financial Statements

As of June 30, 2025 and December 31, 2024 and for the Six Months Ended June 30, 2025 and 2024 (Unaudited)

Assets Under Management Fee

On a quarterly basis beginning on the first quarter end date following the initial closing date of the issuance of interests in a Series, the Series shall pay the Managing Member the assets under management fee (“Asset Management Fee”), payable quarterly in arrears, equal to a 0.75% Asset Management Fee payable on the last day of the immediately preceding quarter. The Asset Management Fee shall be payable from the net operating rental income from each series and will be calculated as property, cash, cash equivalents, and the book value of the assets of the entity invested, directly or indirectly, in loans secured by real estate, or first mortgage bonds secured by real estate, before reserves for depreciation or bad debts or other similar non-cash reserves.

Additional Fees

Additional fees shall include: An ongoing management fee of eight percent (8%) of gross rent and fees to be deducted from gross rent during the management term of the series, a sourcing fee of up to seven percent (7%) of the purchase price of real estate acquired by the series, a disposition fee of six to eight percent (6%-8%) of the final gross sales price of a designated series, administrative revenue and reimbursement of any expenses incurred by the manager on behalf of the Company or any of its series, a renovation fee of up to five and a half percent (5.5%) of the total capital improvement costs for renovations of a property, and a two percent (2%) fee on any such advances made and Managing Member is entitled to twenty percent (20%) of distributions beyond original capital contribution returns upon the liquidation of a series.

Contractual Obligations

These additional fees incurred by the Company and its Series are part of an ongoing management agreement Company and its Series have with the parent company and Manager which include the aforementioned assets under management fee, sourcing fee, disposition fee, and other fees. During the periods ended June 30, 2025 and 2024, the Company incurred the following sourcing fees:

Series	June 30, 2025	June 30, 2024
Cedar Ridge	$-	$-
Dalmore	-	-
Templeton	-	-
Woody Creek	-	-
Stag	-	18,000
Blanton	-	18,000
Neptune Rem	-	-
Total	$-	$36,000

Neptune REM LLC and its Series

Notes to Consolidated and Consolidating Financial Statements

As of June 30, 2025 and December 31, 2024 and for the Six Months Ended June 30, 2025 and 2024 (Unaudited)

For all costs and expenses advanced by Manager to be reimbursed and repaid by Company and each Series in full, the Manager may charge up to two-percent (2%) each month as a fee on monthly reimbursable expenses and unpaid reimbursable expenses. During the periods ended June 30, 2025 and 2024, there were no additional charges made by the Manager on the reimbursable expenses incurred. Manager opted to not charge Asset Management fee and the ongoing management fee of eight (8%) of gross rent for the year period ended June 30, 2024.

6.	LONG-TERM DEBT

Notes payable – related party

Notes payable to related parties consists of the following as of June 30, 2025:

On March 20, 2023, the Company executed several promissory notes with Terra Mint for each of the four single-family homes located in Omaha, Nebraska purchased from its Manager.

On January 12, 2024, the Company executed two additional promissory notes with Terra Mint related to the two single-family homes located in Omaha, Nebraska of Series Stag and Series Blanton.

The Series Templeton’s promissory note was partially repaid after the sale of the property during the year ended December 31, 2024.

There are six separate promissory notes from the Manager. The notes have a term of 18 months commencing from the date on which an offering for the sale of our membership interests commences (“Maturity Date”), pursuant to a Form 1-A filed with and qualified by the Securities and Exchange Commission (the “Reg A Offering”), and bear interest at the minimum applicable federal rate at the date of issuance of 4.41% for Series Cedar Ridge, Series Dalmore, Series Templeton, and Series Woody Creek and 4.89% for Series Stag and Series Blanton. The maturity date of the loans was set as December 31, 2025 after the qualification of Reg A Offering on June 27, 2024. The notes, plus accrued interest, are repayable in full within 14 days of the maturity date. The notes are unsecured. If by the maturity date, the Company and each Series has not raised sufficient funds in the Reg A Offering to repay the principal amount of the notes plus accrued interest in full, any outstanding balance due shall be automatically converted into membership interests in the Company on the same terms as offered to investors in the offering. At the option of Terra Mint, funds available for repayment of the notes may be held in a borrower account, interest free, after the maturity date.

Neptune REM LLC and its Series

Notes to Consolidated and Consolidating Financial Statements

As of June 30, 2025 and December 31, 2024 and for the Six Months Ended June 30, 2025 and 2024 (Unaudited)

Principal balances outstanding as of June 30, 2025 and December 31, 2024 are as follows:

Series	June 30, 2025	December 31, 2024
Cedar Ridge	$379,435	$379,435
Dalmore	379,435	379,435
Templeton	51,636	61,406
Woody Creek	337,851	337,851
Stag	400,300	400,300
Blanton	400,300	400,300
Neptune Rem	-	-

Total notes payable - related party	$1,948,957	$1,958,727

Maturities on notes payable – related parties are as follows:

Period Ended	Amount
12/31/2025	$1,948,957
Total notes payable - related party	$1,948,957

Interest expense incurred for the periods ended June 30, 2025 and 2024 are as follows:

Series	June 30, 2025	June 30, 2024
Cedar Ridge	$9,120	$8,727
Dalmore	9,120	8,727
Templeton	1,133	9,345
Woody Creek	8,120	8,771
Stag	10,366	8,515
Blanton	10,366	8,515
Neptune Rem	-	-
Total	$48,225	$52,600

7.	COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company and its Series were not subject to any legal proceedings during the periods ended June 30, 2025 and 2024, and, to the best of our knowledge, no legal proceedings are pending or threatened.

Neptune REM LLC and its Series

Notes to Consolidated and Consolidating Financial Statements

As of June 30, 2025 and December 31, 2024 and for the Six Months Ended June 30, 2025 and 2024 (Unaudited)

8.	MEMBERS’ DEFICIT

The Company and each of its Series are managed by Terra Mint, a Wyoming corporation and our managing member (“the Manager”). Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company and each Series.

The Manager will be responsible for directing the management of our business and affairs, managing the day-to-day affairs, and implementing our investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to us.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Company and each of its Series expect the Manager to make distributions on a quarterly basis. However, the Manager may change the timing of the distributions or determine that no distributions shall be made, in its sole discretion. Currently, the operating agreement distribution policy is to first compensate the Series members until they have received 100% of their original capital contributions, then 20% to the Managing Member and 80% to the Members.

During the periods ended June 30, 2025 and 2024, each of the Series of the Company made distributions to Manager as part of the purchase of the real estate assets as follows:

Series	June 30, 2025	June 30, 2024
Cedar Ridge	$-	$-
Dalmore	-	-
Templeton	-	-
Woody Creek	-	-
Stag	-	22,300
Blanton	-	22,300
Neptune Rem	-	-
Total	$-	$44,600

Neptune REM LLC and its Series

Notes to Consolidated and Consolidating Financial Statements

As of June 30, 2025 and December 31, 2024 and for the Six Months Ended June 30, 2025 and 2024 (Unaudited)

During the year ended December 31, 2024, the Company conducted an equity offering pursuant to Regulation A of the Securities Act of 1933. The Managing Member must purchase a minimum of 1% through the Offering and may purchase up to 9.8%. Under this offering, the Company received gross proceeds of $193,070 and $28,270 for June 30, 2025 and December 31, 2024, respectively. The total balance of $221,340 is being held in escrow and has been recorded in escrow receivable on the balance sheet. The number of shares outstanding for each Series is as follows:

Series	June 30, 2025	December 31, 2024
Cedar Ridge	584	283
Dalmore	9,178	280
Woody Creek	2,473	201
Stag	6,622	1,539
Blanton	327	594

The debts, obligations, and liabilities of the Company and each of its Series, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company and each of its Series, and no member of the Company and each of its Series is obligated personally for any such debt, obligation, or liability.

9.	SUBSEQUENT EVENTS

The Company and each of its Series have evaluated all subsequent events through September 16, 2025, the date the consolidated and consolidating financial statements and each Series’ financial statements were available to be issued.

ITEM 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

No.	Exhibit Description

2.1*	Certificate of Formation of Neptune REM, LLC

2.2*	Second Amended and Restated Operating Agreement of Neptune REM, LLC

3.1*	Form of Series Designation of The Cedar Ridge Series, a series of Neptune REM, LLC

3.2*	Form of Series Designation of The Dalmore Series, a series of Neptune REM, LLC

3.3*	Form of Series Designation of The Templeton Series, a series of Neptune REM, LLC

3.4*	Form of Series Designation of The Woody Creek Series, a series of Neptune REM, LLC

3.5*	Form of Series Designation of The Blanton Series, a series of Neptune REM, LLC

3.6*	Form of Series Designation of The Stag Series, a series of Neptune REM, LLC

3.7*	Form of Series Designation of The Garrison Series, a series of Neptune REM, LLC

3.8*	Form of Series Designation of The Weller Series, a series of Neptune REM, LLC

3.9*	Form of Series Designation of The Michter Series, a series of Neptune REM, LLC

4.1*	Form of subscription agreement of The Cedar Ridge Series, a series of Neptune REM, LLC

4.2*	Form of subscription agreement of The Dalmore Series, a series of Neptune REM, LLC

4.3*	Form of subscription agreement of The Templeton Series, a series of Neptune REM, LLC

4.4*	Form of subscription agreement of The Woody Creek Series, a series of Neptune REM, LLC

4.5*	Form of subscription agreement of The Blanton Series, a series of Neptune REM, LLC

4.6*	Form of subscription agreement of The Stag Series, a series of Neptune REM, LLC

4.7*	Form of subscription agreement for Realbricks Referral Program

4.8*	Form of subscription agreement of The Garrison Series, a series of Neptune REM, LLC

4.9*	Form of subscription agreement of The Weller Series, a series of Neptune REM, LLC

4.10*	For of subscription agreement of The Michter Series, a series of Neptune REM, LLC

6.1*	Broker Dealer Agreement, dated August 17, 2023 between Neptune REM, LLC and Dalmore Group, LLC

6.2*	Form of Purchase and Sale Agreement dated March 20, 2023, between Neptune REM, LLC and The Cedar Ridge Series, a series of Neptune REM, LLC

6.3*	Form of Purchase and Sale Agreement dated March 20, 2023, between Neptune REM, LLC and The Dalmore Series, a series of Neptune REM, LLC

6.4*	Form of Purchase and Sale Agreement dated March 20, 2023, between Neptune REM, LLC and The Templeton Series, a series of Neptune REM, LLC

6.5*	Form of Purchase and Sale Agreement dated March 20, 2023, between Neptune REM, LLC and The Woody Creek Series, a series of Neptune REM, LLC

6.6*	Form of Property Management Agreement dated March 21, 2023, between Neptune REM, LLC and The Cedar Ridge Series, a series of Neptune REM, LLC

6.7*	Form of Property Management Agreement dated March 21, 2023, between Neptune REM, LLC and The Dalmore Series, a series of Neptune REM, LLC

6.8*	Form of Property Management Agreement dated March 21, 2023, between Neptune REM, LLC and The Templeton Series, a series of Neptune REM, LLC

6.9*	Form of Property Management Agreement dated March 21, 2023, between Neptune REM, LLC and The Woody Creek, a series of Neptune REM, LLC

6.10*	Form of Purchase and Sale Agreement dated January 12, 2024, between Neptune REM, LLC and The Blanton Series, a series of Neptune REM, LLC

6.11*	Form of Purchase and Sale Agreement dated January 12, 2024, between Neptune REM, LLC and The Stag Series, a series of Neptune REM, LLC

6.12*	Form of Property Management Agreement dated January 12, 2024, between Neptune REM, LLC and The Blanton Series, a series of Neptune REM, LLC

6.13*	Form of Property Management Agreement dated January 12, 2024, between Neptune REM, LLC and The Stag Series, a series of Neptune REM, LLC

6.14*	Stock Repurchase Agreement, dated January 27, 2025, between Terra Mint Group, Corp. and the Estate of Ahmed Mohamed Khaleel

6.15*	Uniform Purchase Agreement for the sale of the Templeton Property, dated November 7, 2024

6.16*	Form of Property Management Agreement, dated August 13, 2025, between Neptune REM, LLC and The Garrison Series, a series of Neptune REM, LLC

6.17*	Form of Property Management Agreement, dated August 13, 2025, between Neptune REM, LLC and The Weller Series, a series of Neptune REM, LLC

6.18*	Form of Property Management Agreement, dated August 13, 2025, between Neptune REM, LLC and The Michter Series, a series of Neptune REM, LLC

6.19*	Home Purchase Agreement for the Garrison Property, dated September 17, 2025, between Neptune REM, LLC and D.R. Horton, Inc.

6.20*	Home Purchase Agreement for the Weller Property, dated September 18, 2025, between Neptune REM, LLC and D.R. Horton, Inc.

6.21*	Home Purchase Agreement for the Michter Property, dated September 16, 2025, between Neptune REM, LLC and D.R. Horton, Inc.

6.22*	Uniform Purchase Agreement for the sale of the Cedar Ridge Property, dated July 3, 2025

8.1*	Escrow Agreement dated [*], 2023, by and among North Capital Private Securities Corporation, Terra Mint Group, Corp. and The Cedar Ridge Series, a series of Neptune REM LLC

8.2*	Escrow Agreement dated [*], 2023, by and among North Capital Private Securities Corporation, Terra Mint Group, Corp. and The Dalmore Series, a series of Neptune REM LLC

8.3*	Escrow Agreement dated [*], 2023, by and among North Capital Private Securities Corporation, Terra Mint Group, Corp. and The Templeton Series, a series of Neptune REM LLC

8.4*	Escrow Agreement dated [*], 2023, by and among North Capital Private Securities Corporation, Terra Mint Group, Corp. and The Woody Creek Series, a series of Neptune REM LLC

8.5*	Escrow Agreement dated [*], 2024, by and among North Capital Private Securities Corporation, Terra Mint Group, Corp. and The Blanton Series, a series of Neptune REM LLC

8.6*	Escrow Agreement dated [*], 2024, by and among North Capital Private Securities Corporation, Terra Mint Group, Corp. and The Stag Series, a series of Neptune REM LLC

* Previously filed as an exhibit to the Offering Circular included in the Company’s Offering Statement on Form 1-A (File No. 024-12356).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neptune REM LLC, a Delaware limited liability company

By:	Terra Mint Group, Corp., a Wyoming corporation, its managing member

By:	/s/ Chris Gerardi
	Name:	Chris Gerardi
	Title:	Chief Executive Officer and Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Terra Mint Group, Corp., a Wyoming Corporation

SIGNATURE	TITLE	DATE

/s/ Chris Gerardi	Chief Executive Officer, Chief Financial Officer, Principal Executive Officer, Principal Financial Officer, and Director, Terra Mint Group, Corp.	September 30, 2025
Chris Gerardi

/s/ Eugene M. Frederick	Chief Growth Officer and Director, Terra Mint Group, Corp.	September 30, 2025
Eugene M. Frederick